Exhibit 99.1

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2 Date of Material Change

May 16, 2023

Item 3 News Release

The press release attached as Schedule “A” was released on May 16, 2023 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

May 16, 2023

SCHEDULE “A”

DIGIHOST REPORTS POSITIVE ADJUSTED EBITA FOR Q1 2023 AND PROVIDES OPERATIONAL UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Houston, TX – May 16, 2023 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company is pleased to provide a summary of the Company’s unaudited financial results for the period ended March 31, 2023 (all amounts in U.S. dollars, unless otherwise indicated), and a 2023 year-to-date update on operations. The Company’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the three-month period ended March 31, 2023 have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR at www.sedar.com and are also accessible on the U.S. Securities and Exchange Commission’s (the “SEC”) EDGAR website at www.sec.gov/EDGAR.

Comparative Financial Highlights for the Three-Month Period Ended March 31, 2023

●	Revenue from digital currency mining and sale of energy of $4.1 million reported for the three-month period ended March 31, 2023, compared to $7.3 million for the three-month period ended March 31, 2022. The decrease in revenue is primarily driven by the period over period decline in the price of Bitcoin (“BTC”);

●	The Company mined approximately 168 BTC for the three-month period ended March 31, 2023, at an average BTC price of approximately US$22,877 (calculated from BTC prices per CoinMarketCap), compared to the three-month period ended March 31, 2022, where the Company mined approximately 178 BTC at an average price of Bitcoin of approximately US$41,317 (calculated from BTC prices per CoinMarketCap);

●	Adjusted EBITDA* for three-month period ended March 31, 2023 of $0.70 million;

●	Total assets of $51.90 million as at March 31, 2023;

●	Cash and cash equivalents of $3.43 million as at March 31, 2023;

●	Property, plant, and equipment consisting primarily of the Company’s BTC miners and mining infrastructure of $41.25 million.

(U.S.$ in thousands except per share data)	Three Months Ended
	March 31 2023	March 31 2022
Revenue from digital currency mining	3,809	7,312
Revenue from sale of energy	295	-
Cost of sales	(3,055)	(5,199)
Cost of power plant operations	(270)	-
Depreciation and amortization	(3,223)	(1,532)
Gross profit (loss)	(2,444)	581
General and administrative and other expenses	(924)	(1,338)
Gain on sale of property, plant, and equipment	-	2,341
Foreign exchange	(47)	(770)
Gain on disposition of cryptocurrencies	873	-
Change in FV of loan payable	(165)	-
Other Income	7	84
Change in fair value - Miner Lease Agreement	(225)	379
Loss on revaluation of digital currencies	10	-
Share based compensation	(401)	(764)
Operating income (loss)	(3,316)	513
Revaluation of warrant liabilities	(5,617)	11,956
Net financial expenses	(159)	(84)
Net income (loss) before income taxes	(9,093)	12,384
Deferred tax (expense) recovery	-	(369)
Net income (loss) for the year	(9,093)	12,383,938
Foreign currency translation adjustment	49	947
Revaluation of digital currency, net of tax	-	(621)
Total comprehensive income (loss) for the year	(9,043)	12,341,605
Basic and diluted income (loss) per share	(0.32)	0.47
Weighted average number of subordinate voting shares outstanding – diluted	28,315,111	25,918,400

*	Adjusted EBITDA is a non-IFRS financial measure and should be read in conjunction with and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

The Company achieved significant milestones year-to-date 2023:

●	The Company has self-mined approximately 265 BTC;

●	Digihost acquired approximately 1,700 high performance BTC miners during Q1 2023;

●	The Company completed an all-cash acquisition of a 60 MW power plant in North Tonawanda, NY.

●	The Company is currently self-mining at a rate of 1 EH and hosting at 770 PH for a total of 1.770 EH;

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through December 31, 2022, the Company issued 2,100 subordinate voting shares at an average share price of $1.18.

During the three months ended March 31, 2023, the Company issued 233,466 subordinate voting shares in exchange for gross proceeds of $380,590, at an average share price of approximately $1.63, and received net proceeds of $365,463 after paying commissions of $11,417 to the Agent and incurring $3,709 of other transaction fees.

Nasdaq Deficiency Notice

Following a discussion with The Nasdaq Stock Market LLC (“Nasdaq”) on May 15, 2023, Digihost expects to receive a notice (the “Notice”) on or about May 16, 2023 from Nasdaq indicating that, as a result of not having timely filed its Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2022 (“Fiscal Year 2022”), the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic reports with the SEC.

Upon receipt thereof, the Company does not expect that the Notice will have any immediate impact on the listing of the Company’s securities, which are expected to continue to trade on Nasdaq, subject to the Company’s compliance with the other continued listing requirements of Nasdaq. Under the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. If Nasdaq accepts the plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the original due date of the Form 20-F to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Company fails to timely regain compliance with the Nasdaq Listing Rules, the securities of the Company may be subject to delisting from Nasdaq.

As previously disclosed, the Company determined that it is a foreign private issuer that is not currently eligible to utilize the multi-jurisdictional disclosure system and, therefore, is for the first time required to file an Annual Report on Form 20-F for Fiscal Year 2022 with financial statements that are audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). In light of the complexities associated with the transition from being MJDS-eligible to being a foreign private issuer that is not MJDS-eligible, the Company was unable to file its Form 20-F for Fiscal Year 2022 prior to the deadline therefor without unreasonable effort or expense because the Company’s independent registered public accounting firm (the “Auditor”) is continuing its work on a PCAOB audit of the Company’s financial statements to be included in the Form 20-F following the Company’s request therefor. The Company expects to file the Form 20-F as promptly as practicable following the completion of the Auditor’s PCAOB audit of the Company’s financial statements for inclusion in the Form 20-F and delivery of the Auditor’s report with respect thereto.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and in addition to managing its own operations provides joint venture partners with hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, the Company’s expectations concerning the Notice and timing for filing the Form 20-F for Fiscal Year 2022 to regain compliance with the Nasdaq Listing Rules, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; delays in the completion of the PCAOB audit of the Company’s financial statements and delivery of the Auditor’s report with respect thereto for inclusion in the Form 20-F for Fiscal Year 2022; the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; whether Nasdaq will accept the Company’s plan to regain compliance with the Nasdaq Listing Rules; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.

The table below provides a reconciliation of income to Adjusted EBITDA for the three months ended March 31, 2023 and 2022.

	Three months ended
	2023	2022
	$ (thousands)	$ (thousands)
Income (loss) before other items	(9,093)	12,015
Taxes and Interest	159	453
Depreciation	3,223	1,532
Revaluation of warrant liabilities	5,617	(11,955)
FV Changes	438	391
Gain on sale of equipment	-	(2,341)
Share based compensation	401	764
Adjusted EBITDA	745	859

A-4